ASSUREDPARTNERS FINANCIAL SERVICES, LLC

Financial Statements
Year ended December 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
008-70374

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**
(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **AssuredPartners Financial Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
4600 West Cypress St, Suite 405
(No. and Street)

Tampa	**FL**	**33607**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick Amaya	**(951) 977-2671**	patrick_amaya@ajg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Wolf & Company, P.C.
(Name – if individual, state last, first, and middle name)

255 State Street	**Boston**	**MA**	**02109**
(Address)	(City)	(State)	(Zip Code)

10/14/2003	**Firm ID 392**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Patrick Amaya_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __AssuredPartners Financial Services, LLC_____, as of __12/31_____, 20__25__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

See CA form attached
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF _Orange_ }

Subscribed and sworn to (or affirmed) before me on this ___27th___ day of ___February___ , _2026_
$\qquad$ Date $\qquad$ Month $\qquad$ Year

by ___Patrick Amaya___

_____
Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: _Marley Montoya_
Signature of Notary Public

MARLEY MONTOYA
Notary Public - California
Orange County
Commission # 2544252
My Comm. Expires Jan 3, 2030

Seal
Place Notary Seal Above

-- OPTIONAL --

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: ___oath of affirmation (annual reports form X-17A-5 Part III___
Document Date: ___2/27/2026___

Number of Pages: ___3___

Signer(s) Other Than Named Above: _____

AssuredPartners Financial Services, LLC

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Managers of AssuredPartners Financial Services, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AssuredPartners Financial Services, LLC (the "Company") as of December 31, 2025, and the related statements of income and changes in member's equity and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Wolf & Company, P.C.

Boston, Massachusetts
February 26, 2026


AssuredPartners Financial Services, LLC
Statement of Financial Condition
December 31, 2025


Assets

Current assets:		
Cash	$	6,308,800
Accounts receivable		388,402
Due from affiliates		2,222,488
Prepaid expenses		17,188
Total current assets		8,936,878
Total assets	$	8,936,878

Liabilities and Member's Equity

Current liabilities:		
Other liabilities	$	64,362
Due to affiliates		3,253,592
Total current liabilities		3,317,954
Total liabilities		3,317,954
Commitments and contingencies (Note 8)		
Member's equity		5,618,924
Total liabilities and member's equity	$	8,936,878


The accompanying notes are an integral part of these financial statements.


AssuredPartners Financial Services, LLC
Statement of Income
Year Ended December 31, 2025

Revenues		
Commission income	$	6,475,913
Total revenue		6,475,913
Operating expenses		
Compensation expense		61,051
Professional fees		168,378
Administrative expense		945,297
Total operating expenses		1,174,726
Operating income		5,301,187
Other income:		
Interest income		163,560
Total other income		163,560
Net income	$	5,464,747

The accompanying notes are an integral part of these financial statements.

AssuredPartners Financial Services, LLC
Statement of Changes in Member's Equity

	Contributed Capital		Retained Earnings		Total Member's Equity	
Balance, January 1, 2025	$	272,183	$	15,881,994	$	16,154,177
Distribution to AssuredPartners Capital, Inc.	$	-	$	(16,000,000)	$	(16,000,000)
Net Income	$	-	$	5,464,747	$	5,464,747
Balance, December 31, 2025	$	272,183	$	5,346,741	$	5,618,924

The accompanying notes are an integral part of these financial statements.

AssuredPartners Financial Services, LLC
Statement of Cash Flows
Year Ended December 31, 2025

Cash flows from operating activities:		
Net income	$	5,464,747
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable		36,890
Due from affiliates		(1,934,616)
Prepaid expenses		44,675
Increase (decrease) in:		
Other liabilities		(41,706)
Due to affiliates		2,940,758
Net cash provided by operating activities		6,510,748
Cash flows from financing activity:		
Distribution to APCap		(16,000,000)
Net cash used in financing activity		(16,000,000)
Net change in cash		(9,489,252)
Cash at beginning of year		15,798,052
Cash at end of year	$	6,308,800

The accompanying notes are an integral part of these financial statements.

1.   Nature of Operations:

AssuredPartners Financial Services, LLC (the "Company") is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company, formed on April 9, 2018 with operations beginning during 2020, and is a wholly owned subsidiary of AssuredPartners Capital, Inc., a Delaware corporation ("APCap"). The Company's business solely consists of introducing insurance clients of APCap and APCap's subsidiaries to full-service broker-dealers as part of a pre-negotiated referral agreement.

2.   Summary of Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2025, there were no cash equivalents.

Accounts Receivable

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2025 no allowance was deemed necessary by management. There were no write-offs of uncollectable amounts recognized during the year ended December 31, 2025.

Revenue from Contracts with Full-Service Broker-Dealers

The Company introduces clients of APCap and APCap's subsidiaries, including high net worth individuals, business entities, and government institutions, to full-service broker-dealers as part of pre-negotiated referral agreements.

The referral agreements provide for the payment of commission income, which are a percentage of the revenue received by the full-service broker-dealer from the high net worth individual, business entity, or government institution referred by the Company. The Company assesses the performance obligation of each contract. The Company recognizes these referral fees at a point in time, generally the closing date of the transaction when the related performance obligation is satisfied. Payments are due to the Company at the time the full-service broker-dealer receives payment. There is no financing component. The Company records a contract liability when the Company receives payment in advance of satisfying its performance obligations and recognizing revenue. There are no contract liabilities as of December 31, 2025.

2.   Summary of Significant Accounting Policies (Continued):

Income Taxes

The Company is treated as a disregarded entity for income tax purposes. Accordingly, no income taxes or tax benefits are recorded by the Company since such taxes or tax benefits associated with the Company's operations are reported in the tax return of APCap.

Management has evaluated the effect of the guidance provided by generally accepted accounting principles on accounting for uncertainty in income taxes and determined that the Company had no uncertain tax positions that could have a significant effect on the financial statements at December 31, 2025.

3.   Fair Value of Financial Assets and Liabilities:

The Company's financial assets and liabilities are recorded at amounts that approximate fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The carrying amounts are recorded at these values because they are short-term in duration, have no defined maturity, or have market-based interest rates. Such assets and liabilities include cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses, and other liabilities.

Accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair values as follows:

Level 1   Observable inputs such as quoted prices for identical assets in active markets;

Level 2   Inputs other than quoted prices for identical assets in active markets, that are observable either directly or indirectly; and

Level 3   Unobservable inputs in which there is little or no market data which requires the use of valuation techniques and the development of assumptions.

Cash is classified as Level 1 within the fair value hierarchy.

4.   Concentration of Credit Risk:

Financial instruments that subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents and accounts receivable. The Company maintains its demand and time deposits in a single financial institution which, at times, may exceed federally insured limits however cash, cash equivalents and short-term investments are held by well-capitalized financial institutions and the Company believes it is not exposed to any significant credit risk related to these deposits. At December 31, 2025, the Company had cash in excess of federally insured limits of $6,058,800.

During the year ended December 31, 2025, the Company earned revenue from six full-service broker dealers with three broker-dealers accounting for 38%, 35% and 15% of revenue. Accounts receivable as of December 31, 2025 are comprised of receivables from one full-service broker-dealers. For the year ended December 31, 2025, all revenues were generated in the United States.

5.   Related Party Transactions:

The Company's sole member, APCap, and APCaps subsidiaries provide most of the administrative services, including compensation, rent, overhead, etc., for the Company under an Expense Sharing Agreement. The financial statements are not necessarily indicative of the conditions that would have existed had the Company not entered into the Expense Sharing Agreement, or the results of operations that would have occurred had the Company not been owned by APCap. As of December 31, 2025, the Company owes $3,253,592 to APCap under the Expense Sharing Agreement. This payable is due on demand and is non-interest bearing. The Company has recognized $711,605 in expenses under the Expense Sharing Agreement for the year ended December 31, 2025. These expenses are included in compensation expense, professional fees and administrative expense within the statement of income.

From time to time, the Company's commissions from full-service broker-dealers are erroneously paid to APCap and APCap subsidiaries, or commissions of APCap and APCap subsidiaries are erroneously paid to the Company. During the year ended December 31, 2025, the Company recorded certain referral fees as commission income with the related cash received by APCap and APCap's subsidiaries, prior to being remitted to the Company. As of December 31, 2025, $2,222,488 is recorded as due from affiliates in the statement of financial condition to account for revenue collected by affiliates not yet received by the Company.

6.   Net Capital Requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital equal to the greater of $5,000 or 6.67% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to regulatory net capital not exceed 12 to 1. As of December 31, 2025, the Company had a net capital requirement of $221,198.

As of December 31, 2025, the Company had net capital of $2,990,846 which was $2,769,648 in excess of the required net capital, and the Company's aggregate indebtedness to net capital ratio was 1.11 to 1.

7.   Rule 15c3-3:

The Company is not subject to Rule 15c3-3 and does not claim an exemption pursuant to subparagraph (k) of Rule 15c3-3 in accordance with its FINRA membership agreement. The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 as its business activities are limited to introducing insurance clients of APCap and APCap's subsidiaries to full-service broker-dealers as part of pre-negotiated referral agreements. The Company neither directly nor indirectly received, held, or otherwise owed funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry proprietary accounts of broker-dealers ("PAB") accounts during the year ended December 31, 2025.

8.   Commitments and Contingencies:

The Company can be subject to litigation, arbitration settlements and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there were no outstanding matters at December 31, 2025 requiring contingent loss recognition.

9.   Segment Reporting:

The Company is engaged in a single line of business as a broker-dealer, which is comprised of referral business. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions to APCap. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

10.   Subsequent Events:

The Company has evaluated events occurring after December 31, 2025, the date of the most recent financial statements, for possible adjustments to the financial statements or disclosures through February 26, 2026, which is the date the financial statements were available to be issued. There were no subsequent events to recognize or disclose.

Supplemental Information

AssuredPartners Financial Services, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2025

Net Capital		
Total member's capital	$	5,618,924
Deductions:		
Non-allowable assets:		
Accounts receivable and due from affiliates		(2,610,890)
Prepaid assets		(17,188)
Net Capital	$	2,990,846
Aggregate indebtedness		
Accounts payable, accrued expenses and due to affiliates	$	3,317,954
Total aggregate indebtedness	$	3,317,954
Computation of basic net capital requirement		
Minimum net capital required based on aggregate indebtedness	$	221,198
Net capital required	$	221,198
Excess net capital	$	2,769,648
Ratio of aggregate indebtedness to net capital		1.11 to 1

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2025.

AssuredPartners Financial Services, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Company is not subject to Rule 15c3-3 and does not claim an exemption pursuant to subparagraph (k) of the Rule in accordance with its FINRA membership agreement. The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company neither directly nor indirectly received, held, or otherwise owed funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry PAB accounts during the year ended December 31, 2025.

AssuredPartners Financial Services, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2024

The Company is not subject to Rule 15c3-3 and does not claim an exemption pursuant to subparagraph (k) of the Rule in accordance with its FINRA membership agreement. The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company neither directly nor indirectly received, held, or otherwise owed funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry PAB accounts during the year ended December 31, 2025.

AssuredPartners Financial Services, LLC

2025 Fiscal Year Exemption Report

AssuredPartners Financial Services, LLC, CRD# 304454 SEC# 8-70374, (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Firm is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Firm limits its business activities exclusively to referring clients of its parent company to full service broker-dealers as part of a pre-negotiated commission sharing arrangement. While engaging in this sole business activity, the Firm neither directly nor indirectly received, held, or otherwise owed funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the 2025 fiscal year without exception.

I, Partick Amaya, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Patrick Amaya
_____   February 26, 2026
Partick Amaya   _____
President and Chief Compliance Officer   Date

I, Dante P. Bartoletti, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____   February 26, 2026
Dante P. Bartoletti   _____
Financial and Operations Principal   Date



Report of Independent Registered Public Accounting Firm

To the Board of Managers of AssuredPartners Financial Services, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which AssuredPartners Financial Services, LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) referring clients of its parent company to full-service broker-dealers as part of a pre-negotiated commission sharing arrangement. While engaging in this sole business activity, the Firm neither directly or indirectly receive, hold, or otherwise owed funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the 2025 fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to: (1) private placement arrangements; and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Wolf & Company, P.C.

Boston, Massachusetts
February 26, 2026



Report of Independent Registered Public Accounting Firm

To the Board of Managers of AssuredPartners Financial Services, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of AssuredPartners Financial Services, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.
We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 26, 2026